Exhibit 99.1

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue, Danyang

Jiangsu, China 212300

October 13, 2017

Dear Shareholder:

You are cordially invited to attend our 2017 Annual Meeting of Shareholders to be held Friday, November 10, 2017, at 9:00 a.m. local time at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300 (the “2017 Annual Meeting”).

If you owned our ordinary shares at the close of business on October 12, 2017, you are entitled to vote on the matters which are listed in the Notice of 2017 Annual Meeting of Shareholders.

The Board of Directors recommends a vote “FOR” each of the proposals listed as Items 1 and 2 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2017 Annual Meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2017 Annual Meeting of Shareholders. Accordingly, whether or not you plan to attend the 2017 Annual Meeting of Shareholders, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2017 Annual Meeting of Shareholders.

We are proud that you have chosen to invest in Delta Technology Holdings Limited. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2017Annual Meeting of Shareholders.

Sincerely,

/s/ Xin Chao
Xin Chao
Chairman and Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue, Danyang

Jiangsu, China 212300

Notice of 2017 Annual Meeting of Shareholders

October 13, 2017

TIME AND DATE	9:00 A.M. LOCAL TIME, Friday, November 10, 2017

PLACE	16 Kaifa Avenue, Danyang, Jiangsu, China 212300

ITEMS OF BUSINESS

Item	Board Vote Recommendation

1.    To elect each of the five directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

2.    To ratify the appointment of Centurion ZD CPA Limited (as our independent registered public accounting firm for the fiscal year ending June 30, 2017.

3.    To transact such other business as may properly come before the 2017 Annual Meeting of Shareholders.

“FOR” “FOR” N/A

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2017 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”).

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2017 Annual Meeting, or any adjournments or postponements thereof, was the close of business on October 12, 2017.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of October 12, 2017 will be available for inspection at the 2017 Annual Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2017 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2017 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about October 18, 2017, to all shareholders entitled to vote at the 2017 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.deltath.com on or about October 16, 2017. If you plan to attend the 2017 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2017 Annual Meeting.

Whether or not you plan to attend the 2017 Annual Meeting, it is important that your shares be represented and voted at the 2017 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300 not later than 11:59 p.m. local time on November 8, 2017 to be validly included in the tally of shares voted at the 2017 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors of Delta Technology Holdings Limited

/s/ Xin Chao
Xin Chao
Chairman and Chief Executive Officer

PROXY STATEMENT

DELTA TECHNOLOGY HOLDINGS LIMITED 2017 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Delta Technology Holdings Limited, a British Virgin Islands company (“we,” “us,” “Delta” or the “Company”), is soliciting proxies to be used at the annual meeting of shareholders (the “2017 Annual Meeting”) of the Company to be held at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300 on Friday, November 10, 2017, at 9.00 a.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about October 18, 2017. The Board is requesting that you permit your ordinary shares to be represented at the 2017 Annual Meeting by the persons named as proxies for the 2017 Annual Meeting.

The proxy solicitation materials, including the Notice of 2017 Annual Meeting of Shareholders, this Proxy Statement, our annual report on Form 20-F for the fiscal year ended June 30, 2016, which includes our audited consolidated financial statements for the fiscal year ended June 30, 2016 (the “2016 Annual Report”), and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2017 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2017 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2017 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2017 Annual Meeting. As a shareholder, you are invited to attend the 2017 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2017 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Xin Chao has been designated as the Company’s proxy for the 2017 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2017 ANNUAL MEETING?

There are two proposals that will be voted on at the 2017 Annual Meeting:

1.	To elect each of the five directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.	To ratify the appointment of Centurion ZD CPA Limited as our independent registered public accounting firm for the fiscal year ending June 30, 2017.

1

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

•	“FOR” the election of each director named in this Proxy Statement (Proposal No. 1); and

•	“FOR” ratification of the appointment of Centurion ZD CPA Limited as our independent registered public accounting firm for the fiscal year ending June 30, 2017 (Proposal No. 2).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2017 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2017 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2017 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2017 Annual Meeting.

WHO CAN VOTE AT THE 2017 ANNUAL MEETING?

Shareholders of record at the close of business on October 12, 2017, the date established by the Board for determining the shareholders entitled to vote at our 2017 Annual Meeting (the “Record Date”), are entitled to vote at the 2017 Annual Meeting.

On the Record Date, 10,061,679 shares of our ordinary shares were outstanding and entitled to vote at the 2017 Annual Meeting. Holders of ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2017 Annual Meeting. Holders of ordinary shares will vote together as a single class on all proposals to be voted on at the 2017 Annual Meeting.

A list of the shareholders of record as of October 12, 2017 will be available for inspection at the 2017 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2017 Annual Meeting in order to properly convene the 2017 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2017 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2017 Annual Meeting, but you may not vote these shares in person at the 2017 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2017 Annual Meeting.

2

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2017 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300 not later than 11:59 p.m. local time on November 8, 2017 to be validly included in the tally of shares voted at the 2017 Annual Meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the election of Delta’s five director nominees named in this Proxy Statement (Proposal No. 1) and “FOR” the ratification of the appointment of Centurion ZD CPA Limited as our independent registered public accounting firm for the fiscal year ending June 30, 2017 (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2017 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2017 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending June 30, 2011; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2017 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2017 Annual Meeting, a valid, later-dated proxy. Attendance at the 2017 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2017 Annual Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2017 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2017 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

3

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2017 ANNUAL MEETING?

Representatives of American Stock Transfer & Trust Company LLC, our inspectors of election, will tabulate and certify the votes. We plan to announce preliminary voting results at the 2017 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2017 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2017 Annual Meeting is required to elect directors (Proposal No. 1) and to ratify the Audit Committee’s appointment of Centurion ZD CPA Limited as the Company’s independent registered public accounting firm for the year ending June 30, 2017 (Proposal No. 2).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2017 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

WHAT DO I NEED TO DO TO ATTEND THE 2017 ANNUAL MEETING?

If you plan to attend the 2017 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on October 12, 2017 and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2017 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on October 12, 2017. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2017 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on June 30.

4

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2016 Annual Report, including consolidated financial statements as of and for the year ended June 30, 2016, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at wwwdeltath.com. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2016 Annual Report are available at no charge upon written request. To obtain additional copies of the 2016 Annual Report, please contact us at Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China 212300, Attention: Corporate Secretary. The request must include a representation by the shareholder that as of our record date, October 12, 2017, such shareholder was entitled to vote at the 2017 Annual Meeting.

5

PROPOSAL 1:
ELECTION OF DIRECTORS

Our Memorandum and Articles of Association provide that the Board will consist of no fewer than two directors, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our ordinary shares. The Board currently consists of five members. Our Board has determined that Borys Priadko and Richard Liu are independent under applicable SEC and NASDAQ Corporate Governance rules. During the year ended June 30, 2017, each director attended over 90% of all Board meetings and over 90% of the meetings of each committee of the Board on which he or she serves.

Our Board has nominated the individuals identified below for election as directors at the 2017 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2018, and until his/her respective successor has been elected and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.

We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees appears below. Ages are set forth as of October 12, 2017.

Name	Age	Position
Xin Chao	40	Chairman and Chief Executive Officer
Borys Priadko	61	Independent Director (1)(2)(3)
Richard Liu	47	Independent Director (1)(2)(3)
Changguang Wu	49	Director
Anatoly Danilitsky	65	Director (1)(2)(3)

(1)       Member of audit committee.

(2)       Member of compensation committee.

(3)       Member of governance and nominating committee.

 Director Nominees (All current Directors to be Re-elected in 2017)

 Xin Chao has over 10 years of experience in the fine chemical industry. From 1999 to 2000, Mr. Chao worked as a sales manager at Sinopec International Corporation where he was actively involved in international trading matters. From 2000 to 2002, he worked at Lianshui County Zhengxin Chemical Co., Ltd. as the general manager in charge of the entire business operations of the company. Subsequently, in August 2002 and August 2003, Mr. Chao co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively, where he was responsible for the daily operations of both Beijiate Materials and Beijiate Chemicals. Mr. Chao co-found Jiangsu Delta, and he was the general manager of Jiangsu Delta when it was incorporated as a wholly foreign-owned enterprise on 15 June 2007. Mr. Chao subsequently acquired the entire equity interest in Jiangsu Delta from S&S International through Hong Kong Huilong International Investment Limited (formerly known as Hong Kong Zhengxin International Investment Limited) (which was controlled by Mr. Chao) on April 13, 2008. Since its incorporation, Mr. Chao has been actively involved in the operations and management of Jiangsu Delta. Mr. Xin Chao graduated from Nanjing University with a Bachelor’s Degree in International Trading.

6

Changguang Wu has been with Delta as its Executive Director since 2007 and has been actively involved in the daily operations of Delta since its establishment in 2007. From 1989 to 1992, Mr. Wu was a loan officer of People’s Bank of Danyang City. From 1992 to 2002, he worked as a chief planner at Danyang City Trust and Investment Co., Ltd. Subsequently, in August 2002 and August 2003, Mr. Wu co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively with Mr. Xin Chao, where he was mainly responsible for the management of both Beijiate Materials and Beijiate Chemicals. While he was involved in the management of Beijiate Materials and Beijiate Chemicals, he was also the general manager of Danyang Liansheng Chemicals Co., Ltd. (“Liansheng Chemicals”). He officially left Liansheng Chemicals and joined the Target Group in November 2007. Mr. Wu graduated from Banking School of Jiangsu in 1989 with a diploma in Economic Management.

Borys Priadko has more than 35 years of experience in corporate management and accounting. He has been operating his own firm, Borys’s Management Services Pty Ltd for the past eight years. Prior to that, he worked for two years with Lehman Brown Consulting in China. Before moving into the private consulting and service sector, Mr. Priadko worked for Siemens – Building Technologies Division for ten years in the role of either Financial Controller or General Manager in various countries and entities. Mr Priadko is a member of CPA Australia and has a bachelor degree in Financial Administration from New England University, Armidale, New South Wales, Australia.

Richard Liu has over twenty years’ experience in business and legal practice. He is a partner and director of the securities investment section of Shanghai Huiye Law Firm, where he has worked since December 12, 2006. He was a legal assistant at Baker & McKenzie LLP’s Shanghai office from May 2004 through October 2006. Prior to that, Mr. Liu was Senior Consultant of Overseas Consulting department at Shanghai Foreign Service Company from June 2001 to April 2004. Mr. Liu received his bachelor’s degree in law from the Art College of Shanghai University.

Anatoly Danilitskiy has been serving as a director since February 22, 2016. From the date of our formation in November 2011 until September 2016, Mr. Danilitskiy served as our Chairman and Chief Executive Officer. From 2009 to 2015, Mr. Danilitskiy served as Chairman of the Board of RETN Group, which is an international network service provider. From 2004 to 2009, Mr. Danilitskiy established and led National Reserve Corporation, or NRC, to consolidate its strategic non-banking investment assets to become one of Russia’s largest private holding companies. While at NRC, Mr. Danilitskiy was responsible for a number of key deals in energy (including but not limited to purchasing certain Gazprom assets), transportation, debt arbitrage and distressed assets. Also from 2004 to 2009, Mr. Danilitskiy served as Chairman of CIS Interfincom AG, a financial and asset management subsidiary of NRC, where he oversaw all major money market transactions and securities trading. From 1994 to 2004, Mr. Danilitskiy served as First Deputy Chairman of National Reserve Bank, or NRB, the parent company of NRC and one of Russia’s leading universal commercial banks, where he was responsible for business development and international affairs. From 2006 to 2009, Mr. Danilitskiy served as a Member of the Board of Directors and a member of the Remuneration and the Assessment Committee of Aeroflot International Airlines, a Russian national carrier, where he played a key role in the successful effort to modernize the fleet of aircraft.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

7

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Centurion ZD CPA Limited, independent registered public accounting firm, to audit our financial statements for the fiscal year ending June 30, 2017. Ratification of the selection of Centurion ZD CPA Limited by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2017 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Centurion ZD CPA Limited, but may, in their discretion, retain Centurion ZD CPA Limited . Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Centurion ZD CPA Limited will be in attendance at the 2017 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the Year Ended June 30,
	2017	2016
Audit fees(1)	$126,000	$126,000
Audit related fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Pre-Approval Policy

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent registered public accounting firm. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

8

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF Centurion ZD CPA Limited AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2011

9

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of October 12, 2017 by:

•	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our director nominees and executive officers individually; and

•	all of our director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 12, 2017, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 10,061,679 ordinary shares outstanding as of October 12, 2017. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise noted below, each shareholder’s address is c/o 16 Kaifa Avenue, Danyang, Jiangsu, China 212300.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers:
Xin Chao, CEO and Chairman (3)	2,674,462		26.6%
Hongming Dong, CFO	-		-
Borys Priadko, Director	-		-
Richard Liu, Director	-		-
Changguang Wu, Director	-		-
Anatoly Danilitskiy, Director	-		-
All directors and executive officers as a group (six individuals)	2,674,462		26.6%

Five Percent Holders:
CIS Acquisition Holding Ltd. (4)	4,525,072	(7)	33.1%
Master Kingdom Holdings Ltd. (3)	2,674,462		26.6%
KIP Growth Capital Fund No. 17 (5)	1,074,029		10.7%
KPCB China Fund, L.P. (6)	1,183,663		11.8%
AQR Capital Management, LLC (8)	953,700	(9)	8.7%
Pine River Capital Management L.P. (10)	576,058	(11)	5.4%
Link Capital Financial Services Ltd. (12)	785,500		7.8%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China.

(2)	Based on 10,061,679 ordinary shares outstanding (including 1,000,000 ordinary shares subject to certain net income performance targets).

10

(3)	Held through Master Kingdom Holdings Ltd. (“Master Kingdom”). Mr. Xin Chao is the owner of Master Kingdom and as such, is deemed to hold voting and dispositive power of the securities held by Master Kingdom.

(4)	Denise Lopez, Rosita Zelaya and Alex Lyamport share voting and dispositive power over the ordinary shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Ms. Lopez and Ms. Zelaya control Zelda Finance Ltd. and Alex Lyamport controls SPAC Investments Ltd. As a result of the foregoing, Ms. Lopez, Ms. Zelaya and Mr. Lyamport may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by CIS Acquisition Holding Co. Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(5)	Korean Investment Partners Co., Ltd. (“KIP”), as the general investor of KIP Growth Capital Fund No. 17 (“KIPGCF”), has voting and investment power over securities held by KIPGCF. As Senior Managing Director of KIP, Ho Kyung Shik makes voting and investment decisions on behalf of KIP. As a result of foregoing, Mr. Shik may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KIP. The address of KIPGCF is 2bfl., Gangnam Finance Center 737 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

(6)	KPCB China Associates, Ltd. is the general manager of KPCB China Fund, L.P. (“KPCB”) and holds voting and dispositive power of the securities held by KPCB. Susan Biglieri makes voting and investment decisions on behalf of KPCB China Associates, Ltd. As a result of foregoing, Ms. Biglieri may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KPCB China Associates, Ltd. The address for KPCB is P.O. Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(7)	Consists of 925,477 ordinary shares and 3,599,595 ordinary shares underlying warrants exercisable within 60 days from October 12, 2016.

(8)	Bradley D. Asness has voting and investment power over securities held by AQR Capital Management Holdings, LLC. The address for AQR Capital Management Holdings, LLC is 2 Greenwich Plaza, Greenwich, CT 06830.

(9)	Consists of 953,700 ordinary shares underlying warrants exercisable within 60 days from October 12, 2017.

(10)	Pine River Capital Management LLC is the general manager of Pine River Capital Management L.P., and holds voting control and investment discretion over securities held by Pine River Capital Management L.P. As Manager and President of Pine River Capital Management LLC, Brian Taylor makes voting and investment decisions on behalf of Pine River Capital Management LLC in its capacity as general manager of Pine River Capital Management L.P. As a result of the foregoing, Mr. Taylor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by Pine River Capital Management L.P. The address for Pine River Capital Management LLC is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(11)	Consists of 576,058 ordinary shares underlying warrants exercisable within 60 days from October 12, 2017.

(12)

Taras Vazhnov has voting and investment power over securities held by Link Capital Financial Services Ltd. The address for Link Capital Financial Services Ltd. is 3076 Sir Frances Drake’s Hwy, Tortola, BVI VG10000.

11

DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F filed with the SEC on November 15, 2016 and Amendment No. 1 to its Annual Report on Form 20-F/A filed with the SEC on April 11, 2017 are is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www.deltath.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2017 Annual Meeting. If any other matters properly come before the 2017 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2017 Annual Meeting, we urge you to submit your signed proxy promptly.

/s/ Xin Chao
Xin Chao
Chairman and Chief Executive Officer

Jiangsu, China
October 13, 2017

12